UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒       SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐       SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

StreamNet, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3324776
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

7582 Las Vegas Blvd.

Las Vegas, Nevada 89123

(Full mailing address of principal executive offices)

(702) 721-9915

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

StreamNet Inc., was incorporated on July 1, 2016 in the State of Nevada. The Company is a music based and entertainment technology company whose primary business is the providing of streaming entertainment content. From inception until the date of this filing the Company has had limited operating activities, primarily consisting of (i) the incorporation of the company, (ii) the development of the business plan, (iii) initial equity funding, (iv) the performance of due diligence on potential suppliers of online content, and (v) initiating the development of strategic referral partnerships with investment newsletters and websites catering to our target market.

Plan of Operation

The Company’s goal is to create a conglomerate in many facets. The Company intends to acquire additional rights to video and audio performances as well as seek third party license deals whereas the Company would receive advance payments upfront upon signing a deal. The Company is preparing to become a major entertainment content provider.

Results of Operations

We have had no revenue for the six months ended June 30, 2017.

Operating Expenses

Operating expenses for the six months ended June 30, 2017 were $50,032. Of this $8,000 was incurred for audit fees, approximately $22,500 for production and other outside services with the remaining attributed to other general operation costs.

Other Expense

We incurred $526 of interest expense on an outstanding loan.

Net Loss

Net loss for the six months ended June 30, 2017 was $50,558.

Liquidity and Capital Resources

As reflected in the accompanying financial statements, the Company has an accumulated deficit of $93,112 at June 30, 2017, had a net loss of $50,558 and net cash used in operating activities of $36,160 for the six months ended June 30, 2017. This raises substantial doubt about the Company’s ability to continue as a going concern.

Net cash flows from financing activities for the six months ended June 30, 2017 were $36,176, $16,170 of which were from related party advances.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

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Item 2. Other Information

None

Item 3. Financial Statements

StreamNet, Inc.

Contents

Balance Sheets as of June 30, 2017 (unaudited) and December 31, 2016 (audited)	4

Statements of Operations for the three and six months ended June 30, 2017 (unaudited) and from July 1, 2016 (inception) through December 31, 2016 (audited)	5

Statement of Stockholders’ Equity (Deficit)	6

Statements of Cash Flows for the six months ended June 30, 2017 (unaudited) and from July 1, 2016 (inception) through December 31, 2016 (audited)	7

Notes to Financial Statements (unaudited)	8

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StreamNet, Inc.

Balance Sheets

	June 30,	December 31,
	2017	2016
	(unaudited)	(audited)
ASSETS
Current assets:
Cash	$56	$46

Total assets	$56	$46

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,872	$-
Accrued liabilities	20,526	20,000
Loan payable	20,000	-
Due to related party	16,270	100
Total current liabilities	62,668	20,100

Stockholders' Equity (Deficit):
Common stock $0.001 par value, 800,000,000 shares authorized; 23,300,000 and 4,000,000 shares issued and outstanding, respectively	23,300	4,000
Additional paid-in capital	7,200	-
Common stock payable	-	18,500
Accumulated deficit	(93,112)	(42,554)
Total stockholders' (deficit)	(62,612)	(20,054)

Total liabilities and stockholders' equity (deficit)	$56	$46

The accompanying notes are an integral part of these financial statements.

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StreamNet, Inc.

Statements of Operations

	Three months ended June 30, 2017	Six months ended June 30, 2017	July 1, 2016 (inception) through December 31, 2016
	(unaudited)	(unaudited)	(audited)
Revenue	$-	$-	$4,500

Operating expenses:
General and administrative	7,806	50,032	47,054
Total operating expenses	7,806	50,032	47,054

Net loss from operations	$(7,806)	$(50,032)	$(42,554)

Other expense:
Interest expense	(526)	(526)	-
Total other expense	(526)	(526)	-

Loss before income tax	(8,332)	(50,558)	(42,554)
Provision for income taxes	-	-

Net Loss	$(8,332)	$(50,558)	$(42,554)

Basic and diluted net loss per common share	$(0.00)	$(0.01)	$(0.04)

Basic and diluted weighted average common shares outstanding	12,321,978	8,310,471	964,384

The accompanying notes are an integral part of these financial statements.

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StreamNet, Inc.

Statement of Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid-In	Common Stock	Accumulated
	Shares	Amount	Capital	Payable	Deficit	Total
Balance at July 1, 2016 (inception)	-	$-	$-	$-	$-	$-

Issuance of common stock for services	4,000,000	4,000	-	18,500	-	22,500

Net loss	-	-	-	-	(42,554)	(42,554)

Balance at December 31, 2016	4,000,000	4,000	-	18,500	(42,554)	(20,054)

Stock payable issued (unaudited)	18,500,000	18,500	-	(18,500)	-	-

Issuance of common stock for services (unaudited)	800,000	800	7,200	-	-	8,000

Net loss, for the six months ended June 30, 2017 (unaudited)	-	-	-	-	(50,558)	(50,558)

Balance at June 30, 2017	23,300,000	$23,300	$7,200	$-	$(93,112)	$(62,612

The accompanying notes are an integral part of these financial statements.

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StreamNet, Inc.

Statements of Cash Flows

(unaudited)

	Six months ended June 30, 2017	July 1, 2016 (inception) through December 31, 2016
	(unaudited)	(audited)
Cash flows from operating activities:
Net loss	$(50,558)	$(42,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation – related party		1,500
Stock-based compensation	8,000	21,000
Changes in Operating Assets and Liabilities:
Accounts payable	5,872
Accruals	526	20,000
Net cash used in operating activities	(36,160)	(54)

Cash flows from Financing activities:
Advances from a related party	16,170	3,600
Proceeds from loan payable	20,000	(3,500)
Net cash provided by financing activities	36,170	100

Net increase in cash	10	46

Cash, beginning of period	46	-

Cash, end of period	$56	$46

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$	$-

The accompanying notes are an integral part of these financial statements.

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StreamNet, Inc.

Notes to Financial Statements

June 30, 2017

NOTE 1 - DESCRIPTION OF BUSINESS AND HISTORY

Description of business

StreamNet, Inc. (the “Company”) was incorporated in the State of Nevada on July 1, 2016 and is a music and entertainment technology company whose primary business is the providing of streaming entertainment content.

NOTE 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of presentation

The Company’s unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring items, which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown and are not necessarily indicative of the results to be expected for the full year ending December 31, 2017. These unaudited condensed financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Form 1-A filed with the Securities and Exchange Commission.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Development Stage Company

The company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities” The company is devoting substantially all of its efforts to the development of its business plans. The company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions and are primarily in money market funds. The carrying value of those investments approximates fair value. There were no cash equivalents as of June 30, 2017 or December 31, 2016.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3: Pricing inputs that are generally observable inputs and not corroborated by market data.

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The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments.  The Company’s notes payable approximates the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2016.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of June 30, 2017 or December 31, 2016.

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued. There were no potentially dilutive securities outstanding during the periods presented.

Stock-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with Financial Accounting Standards Board (“FASB”) ASC 718-10, Compensation – Stock Compensation, and the conclusions reached by FASB ASC 505-50, Equity – Equity-Based Payments to Non-Employees. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by FASB ASC 505-50.

Revenue recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”) with regards to uncertainty income taxes.  Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Recent Accounting Pronouncements

The Company has evaluated recent pronouncements through Accounting Standards Updates (“ASU”) 2014-08 and believes that none of them will have a material impact on the Company’s financial position, results of operations or cash flows.

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NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has accumulated a deficit of $93,112 as of June 30, 2017. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern, there are no assurances that any of these measures will be successful. (1) The Company shall pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company shall continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company will seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business.

NOTE 4 – LOAN PAYABLE

On March 3, 2017, a third party loaned the Company $20,000. The loan is unsecured, bears interest at 8%, and is due on demand. As of June 30, 2017 there is $526 of interest accrued on the loan.

NOTE 5 - STOCKHOLDERS’ EQUITY (DEFICIT)

On October 4, 2016 the Company granted 1,500,000 shares of common stock at par value for compensation for services for total non-cash expense of $1,500.

On October 4, 2016 the Company granted 20,000,000 shares of common stock at par value to the CEO for compensation for services for total non-cash expense of $20,000. As of December 31, 2016, 18,500,000 of those shares had not yet been issued by the transfer agent and are disclosed as common stock payable. The shares were issued in May 2017.

On October 4, 2016 the Company granted 1,000,000 shares of common stock at par value to a relative of the CEO for compensation for services for total non-cash expense of $1,000.

During the six months ended June 30, 2017, the Company issued 800,000 shares of common stock for services at $0.01 per share, for total non-cash expense of $8,000.

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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Net deferred tax assets consist of the following components as of:

	December 31, 2016		June 30, 2017
Deferred tax assets:
NOL carryover		$(14,468)	$(31,658)
Deferred tax liabilities:
None
Valuation allowance		14,468	31,658

Net deferred tax asset	$		$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2016 and for the six months ended June 30, 2017 due to the following:

	2016	June 30, 2017
Book loss	$(14,468)	$(17,190)
Valuation allowance	14,468	17,190
	$-	$-

At June 30, 2017, the Company had net operating loss carry forwards of approximately $93,000 that may be offset against future taxable income from the year 2017 to 2036. No tax benefit has been reported in the December 31, 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 7 – RELATED PARTY TRANSACTIONS

On October 4, 2016 the Company granted 20,000,000 shares of common stock at par value to the CEO for compensation for services for total non-cash expense of $20,000. As of December 31, 2016, 18,500,000 of those shares had not yet been issued by the transfer agent and are disclosed as common stock payable. The shares were issued in May 2017.

On October 4, 2016 the Company granted 1,000,000 shares of common stock at par value to a relative of the CEO for compensation for services for total non-cash expense of $1,000.

As of June 30, 2017, the Company owed its CEO $16,270 for advances made to the company to pay for general operation expenses. The advances are unsecured, non-interest bearing and due on demand.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued on October 25, 2017 and through the date of the filing, and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following.

On July 14, 2017, the Company executed a service agreement with CrowdVest, LLC, to assists with the Company’s offering. Per the terms of the agreement the Company will issue 20,000 shares of common stock and 20,000 warrants at a price of $5.00, before the offering is live on its platform.

Management has evaluated all events subsequent to these financial statements through October 25, 2017, the date these financial statements were available to be issued, noting none requiring further disclosure or adjustment.

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Item 4. Exhibits

None

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

Date: October 30, 2017	By:	/s/ Darryl Payne
Name: Darryl Payne Title: CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Darryl Payne	CEO	October 30, 2017

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